Filed by Green Dot Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Green Dot Corporation
Commission File No.: 001-34819
Date: November 24, 2025

The following email was sent to employees of Green Dot Corporation on November 24, 2025.

All,

Today we announced that Green Dot has entered into strategic transaction agreements with Smith Ventures and CommerceOne – two proven entrepreneurial organizations that we believe can further unlock the potential of our fintech and embedded finance businesses, and help strengthen, sustain and maximize the value of our bank.

As part of the agreements, Smith Ventures will acquire and take private Green Dot’s non-bank fintech business and related assets and operations, which will continue as an independent, growth-enabled fintech and embedded finance company. Additionally, CommerceOne and Green Dot Corp. (specifically the bank business and related operations) will come together to form a new publicly traded bank holding company, which will serve as the fintech’s exclusive issuing bank.

This is a lot to digest, so let’s start with a little background on Smith Ventures and CommerceOne.

Smith Ventures is a private equity firm specializing in growth equity and control buyouts of technology companies. The firm targets high-potential businesses in fintech, consumer tech, and other innovative, high-growth sectors, applying its team’s entrepreneurial mindset and operational expertise to drive sustainable value creation. Smith Ventures is dedicated to fostering exceptional customer experiences throughout its portfolio. Founded in 2017 by serial entrepreneur Bill Smith, the firm builds on Smith’s track record of founding and scaling successful ventures, including Landing, CommerceOne Bank, Shipt, and Insight Card Services (acquired by Green Dot in 2013).

CommerceOne Financial Corporation is the parent company of CommerceOne Bank, a full-service commercial and private bank headquartered in Birmingham, Alabama. Established in 2022, the holding company supports the Bank’s mission to deliver long-term shareholder value through disciplined growth, sound risk management, and a commitment to exceptional client service.

Founded in 2018, CommerceOne Bank combines relationship-driven banking with modern technology to meet the needs of commercial and private clients across the Southeast. The Bank focuses on strategic growth, maintaining strong asset quality and operational efficiency while expanding its market presence and product offerings.

Now I’d like to share some context on how we came to this decision and why we’re excited about these partnerships.

These agreements are the result of a comprehensive strategic review that took place over the past six-plus months with the guidance and support of Citi as our trusted financial advisor. Through this process, we’ve been exploring and assessing a variety of strategic options and potential acquirers who we believe can help us maximize shareholder value and our prospects for growth. We focused on identifying partners that align with our vision, mission and values and are best suited and most enthusiastic about investing in and growing our businesses. We also sought acquirers who will value and benefit from our talented, hard-working employees who understand our business and have been critical to the company’s evolution into a modern fintech and bank.

We believe Smith Ventures and CommerceOne, which share a strong relationship and trust today, are best suited to harness Green Dot’s power and potential, help address and mitigate certain challenges we face, and ultimately enable these businesses to achieve long-term growth and profitability.

So, what comes next?

The closing of the transactions is pending required regulatory and shareholder approval, and we will update you as the process progresses. In the meantime, we should all continue operating business as usual and feel good about what’s to come. Our goals, focus and commitment to our customers and partners should not waiver; if anything, we have every reason to press even harder to reach our goals.

We know this is a major update, and that you will have plenty of questions about what this means for you, your teams, your colleagues, and our future. We are committed to being transparent and answering as many of those questions as we can throughout this process.

As a next step, to address this news and help build awareness and excitement about our path forward, we are launching a hub on HQ where you can check the latest updates on these agreements and learn more about Smith Ventures and CommerceOne. We will also be hosting an All Hands with Bill Smith and Kenneth Till (whose bios are below) later today. Please stay tuned for an invite, and we look forward to seeing you there.

Bill

William I. Jacobs
Chairman of the Board & Interim CEO, Green Dot Corp.

About Bill Smith of Smith Ventures

Bill Smith is a serial entrepreneur based in Birmingham, AL. He founded Landing, a tech-driven hospitality platform transforming how people stay and founded and served as the founder and CEO of Shipt, which now operates as an independent subsidiary of Target and serves multiple retailers. Prior to Shipt, he was the founder and CEO of Insight Card Services, offering reloadable prepaid Visa cards to consumers throughout the US. Insight Card Services was acquired by Green Dot Corporation (NYSE: GDOT) in 2014. He also co-founded CommerceOne Bank, where he continues to serve as a director.

About Kenneth Till, CEO of CommerceOne

Kenneth W. Till is a seasoned financial executive with more than 30 years of experience in the financial services industry. Mr. Till serves as the CEO of CommerceOne Financial Corporation and CommerceOne Bank. As a co-founder of CommerceOne, he led a record-setting capital raise for an Alabama de novo bank, secured FDIC approval, and obtained a state banking charter. Prior to CommerceOne, Mr. Till was an organizer, director, and CFO of First Partners Bank. Mr. Till also previously held various leadership roles at Regions Financial Corporation, including SVP and Assistant Comptroller. Mr. Till holds a Bachelor of Science in Accounting from Auburn University-Montgomery and a graduate degree in Financial Management from the BAI Graduate School of Banking at the University of Wisconsin and is a Certified Public Accountant.

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits or costs of the proposed transaction, the plans, objectives, expectations and intentions of Green Dot Corporation, a Delaware corporation (“Green Dot”), CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), and affiliates of Smith Ventures,  LLC, an Alabama limited liability company (“Smith Ventures”), including future financial and operating results (including the anticipated impact of the proposed transactions), statements related to the expected timing of the completion of the proposed transactions, the plans, objectives, expectations and intentions of Compass Sub North, Inc., a newly formed Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne (“New CommerceOne”) (to be renamed “CommerceOne Financial Corporation” as part of the proposed transactions), following the consummation of the proposed transactions (the “combined company” or “New CommerceOne”) described herein, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “predicts,” “forecasts,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “endeavors,” “strives,” “may” and “assumes,” variations of such words and similar expressions of the future or otherwise regarding the outlook for Green Dot’s, CommerceOne’s or the combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Green Dot, CommerceOne or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Green Dot or CommerceOne and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Green Dot’s, CommerceOne’s or the combined company’s ability to control or predict, and there is no assurance that any list of risks and uncertainties or risk factors is complete.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Green Dot’s business and to CommerceOne’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Green Dot’s and CommerceOne’s respective businesses and operations, or the separation of Green Dot’s non-bank fintech businesses from Green Dot Bank, will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to satisfy the conditions to the closing of the transactions among Green Dot, CommerceOne and Smith Ventures, including the failure to obtain the necessary approvals by the stockholders of Green Dot or CommerceOne, (5) the amount of the costs, fees, expenses and charges related to the transactions, (6) the ability by each of Green Dot, CommerceOne and Smith Ventures to obtain required governmental approvals of the proposed transactions on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transactions, (7) reputational risk and the reaction of Green Dot’s or CommerceOne’s customers, suppliers, employees or other business partners to the proposed transactions, (8) challenges retaining or hiring key personnel following the proposed transactions, (9) any unexpected delay in closing the proposed transactions or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or Separation Agreement, (10) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (11) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) risks related to management and oversight of the business and operations of the combined company and the separation of Green Dot’s non-bank fintech business from Green Dot Bank and the combined company, (13) the possibility the combined company is subject to additional regulatory requirements or consent orders as a result of the proposed transactions, (14) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Green Dot, CommerceOne or the combined company, and (15) general competitive, economic, political, regulatory and market conditions and other factors that may affect future results of Green Dot, CommerceOne and the combined company, including changes in asset quality and credit risk; the inability to sustain or achieve revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the ability to raise or  maintain liquidity, funding, and capital; the impact, extent and timing of technological changes; capital management activities; fraudulent or other illegal activity involving the products and services of Green Dot, CommerceOne or the combined company; cybersecurity risks, including cyber-attacks or security breaches; and fluctuations in operating results. Additional factors which could affect future results of Green Dot can be found in Green Dot’s filings with the Securities and Exchange Commission (the “SEC”), including in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Green Dot’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Green Dot, CommerceOne and Smith Ventures do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Transaction and Where to Find It

New CommerceOne intends to file a registration statement on Form S-4 with the SEC to register the shares of New CommerceOne common stock that will be issued to CommerceOne stockholders and Green Dot stockholders in connection with the proposed transactions.  The registration statement will include a joint proxy statement of Green Dot and CommerceOne that also constitutes a prospectus of New CommerceOne.  The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Green Dot and CommerceOne in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Green Dot or New CommerceOne through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Green Dot will also be available free of charge by contacting the investor relations department of Green Dot at IR@greendot.com or by accessing the “Investor Relations” page of Green Dot’s website at https://ir.greendot.com/financial-information/sec-filings.

Before making any voting or investment decision, investors and security holders of Green Dot and CommerceOne are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transactions.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Green Dot and CommerceOne and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Green Dot’s stockholders in respect of the proposed transactions under the rules of the SEC. Information regarding Green Dot’s directors and executive officers is available in Green Dot’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 11, 2025 (and available at https://www.sec.gov/Archives/edgar/data/1386278/000138627825000020/gdot-20250411.htm) (the “Green Dot 2025 Proxy”), under the headings “Corporate Governance and Director Independence,” “Proposal No. 1 Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,”  “Our Executive Officers,” “Executive Compensation” and “Transactions with Related Parties, Founders and Control Persons,” and in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001386278/000138627825000009/gdot-20241231.htm), and in other documents subsequently filed by Green Dot with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Green Dot’s securities by Green Dot’s directors or executive officers from the amounts described in the Green Dot 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Green Dot 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication relates to the proposed transactions and is for informational purposes only and is not intended to, and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.